Exhibit 99.2

Over 100 Customers Migrated to the Advanced, Fully Integrated NICE
inContact Solution – Displacing Legacy WFO Solution from Competitor

The migration was completed less than six months after the acquisition closing, and marks a key milestone in the NICE inContact integration, delivering the market’s only complete analytics-based cloud contact center platform

Hoboken, N.J., June 7, 2017 – NICE (Nasdaq:NICE) today announced that it has displaced more than 100 legacy Workforce Optimization deployments previously used by inContact customers, moving them over to the advanced, fully integrated NICE-inContact solution. This marks a key milestone in the integration of the NICE-inContact Customer Interaction Cloud with NICE’s analytics-driven WFO applications as part of a complete contact center platform.

The migration was completed in record time, less than six months after NICE closed the acquisition of inContact, and NICE expects to complete the rest of the displacement process within a short time frame.

These customers are the first to benefit from NICE’s unique end-to end cloud contact center offering, and the market’s only analytics-based WFO suite. NICE-inContact is the clear leader in Workforce Optimization and Cloud Contact Center as a Service, as recognized by top industry analysts, and have shown proven results across all industry verticals and companies of all sizes.

The smooth and successful transition was guaranteed through a personalized migration plan and dedicated NICE-inContact implementation team which oversaw the migration, based on the knowledge, processes and best practices needed to help achieve their unique customer experience and business goals.

Customers who have completed the migration are all benefiting from the advanced capabilities provided by the NICE solution including:

•	A fully integrated NICE-inContact solution
•	Advanced analytics injected into each and every business process
•	Persona based, Adaptive WFO for increased employee engagement
•	Fully flexible and scalable infrastructure in the cloud
•	Advanced process automation capabilities

This now positions them to provide their end customers best-in-class customer service with a future ready platform.

Paul Jarman, CEO, inContact:
“As the NICE inContact teams continue to execute on our vision of providing the market a true end-to-end contact center cloud offering, I view the migration of over 100 customers to the NICE WFO solution from their previous legacy solutions as a vote of confidence in our strategic direction as well as in the quality of our solution. We are pleased to offer our existing customers access to the full NICE WFO solution in order to help them realize the benefits of an integrated contact center cloud solution. This has been a great opportunity for the NICE and inContact teams to work side by side and strengthen our identity as one company. We look forward to hitting additional milestones in the migration process.”

About NICE inContact
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. www.incontact.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.